

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2012

Daniel Griesemer
Chief Executive Officer
Tilly's, Inc.
10 Whatney
Irvine, California 92618

> **Re: Tilly's, Inc.**
> **Amendment Nos. 3 and 4 to Registration Statement on Form S-1**
> **File No. 333-175299**
> **Filed March 23, 2012 and April 9, 2012**

Dear Mr. Griesemer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 3.1

1.   We note Article IX on page 8 of your Articles of Incorporation contains an exclusive forum provision for shareholder lawsuits. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director